EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Independence Holding Company:

We consent to the incorporation by reference in the Registration Statements (No. 333-134424) on Form S-3 and (Nos. 33-23302, 333-117792, 333-118388 and 333-135070) on Form S-8 of Independence Holding Company (the "Company") of our reports dated March 17, 2008, with respect to the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 Annual Report on Form 10-K of the Company.

/s/ KPMG LLP

New York, New York
March 17, 2008